

Mail Stop 4561

December 1, 2017

Eduardo Alcaro
Chief Financial Officer
PagSeguro Digital Ltd.
Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001
Brazil

> **Re: PagSeguro Digital Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted November 8, 2017**
> **CIK No. 0001712807**

Dear Mr. Alcaro:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2017 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations of PagSeguro Brazil

Results of Operations in 2016, 2015 and 2015

Cost of Sales and Services, page 97

1.   Your disclosure states that as a percentage of net revenue from sales and services, your cost of sales and services posted a decrease of 0.8 of a percentage point to 85.2% in 2016 from 86% in 2015, and that your transaction costs decreased in 2016 as you began

operating as an acquirer in the second half of the year. However, based on the information disclosed on page F-66, it appears that your cost of services as a percentage of net revenue from transaction activities and other services increased from 71% in 2015 to 75% in 2016. Please clarify your disclosure to describe the changes in your cost of services as a percentage of transaction revenue and the underlying reasons for such changes.

Unaudited Consolidated Financial Statements of Pagseguro Internet S.A. at September 30, 2017

Statements of Cash Flows, page F-6

2.   Your response to prior comment 4 indicates that in your cash flow statement, changes in notes receivable and payables to third parties are presented net of transaction costs and transaction fees. However, your proposed disclosure indicates that the change in payables to third parties reflected in your balance sheet as of September 30, 2017 as compared to December 31, 2016 is R$957.5 million, while the change in payables to third parties reflected in your cash flow statement for the nine months ended September 30, 2017 is R$1,374.4 million. Please clarify what this difference represents and how the change in payables is presented on a net basis in your cash flow statement. Please consider providing us with example journal entries depicting how these transactions are reflected in your balance sheet, income statement and cash flow statement to supplement your response. The same comment applies to your change in notes receivable and the associated non-cash transaction costs. Please also clarify why the presentation of fees and expenses related to early payment in your cash flow statement differs from the presentation of other fees and expenses (e.g. MDR fees and Interchange expenses) in your cash flow statement. In this regard, it appears that your notes receivable and payables to third parties are presented net of all transaction fees and expenses in your balance sheet. The same comment applies to your statement of cash flows for the years ended December 31, 2016, 2015 and 2014.

Consolidated Financial Statements of Pagseguro Internet S.A. at December 31 2016, 2015 and 2014

Consolidated Statements of Income, page F-33

3.   We note your response to prior comment 3; however, it is unclear why income from early payment is not part of your ordinary activities and included as revenue in your operating results. Your disclosures on pages 5 and 10 describe these services as a significant component of your market opportunity and a significant component of your payments ecosystem offered to customers. Further, your disclosure on page 87 indicates that a reader should not consider your operating loss alone as a measure of your performance since it does not capture the significant income from the early payment of receivables service that you offer merchants or the related financial expenses. Accordingly, your operating loss does not represent a complete measure of your performance, and does not appear to be a fair presentation of your financial performance as required by paragraph 15

of IAS 1, and further defined in the IASB Conceptual Framework for Financial Reporting (the Framework). In particular, paragraph 4.27 of the Framework provides that the distinction between those items of income and expenses that arise in the course of the ordinary activities of the entity and those that do not is made on the basis that the source of an item is relevant in evaluating the ability of the entity to generate cash in the future, in contrast to incidental activities that are unlikely to recur on a regular basis. Paragraph 4.29 further provides that revenue arises in the course of ordinary activities of an entity and is referred to by a variety of different names including sales, fees, interest, dividends, royalties and rent. Paragraph 7 of IAS 18 also states that revenue is the gross inflow of economic benefits during the period arising in the course of the ordinary activities of an entity when those inflows result in increases in equity, other than increases relating to contributions from equity partners. Considering this guidance, it appears that income from early payment arises from ordinary activities and should be included as revenue in your operating results. Please revise your statements of income accordingly. Please also reclassify the related expenses to include in your operating results.

Notes to the Consolidated Financial Statements

2.13 Revenue Recognition, page F-45

4.   Revise your disclosures to include the information stated in your response to prior comment 6, and your response to prior comment 32 from your letter dated September 19, 2017. That is, that you recognize transaction fees as revenue on a gross basis and that you recognize transaction costs paid to third parties who process these transactions as cost of services as you consider yourself to be the principal in the intermediation transactions. Please also disclose the factors that you considered in determining that you are the principal in the intermediation transaction.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Robert M. Ellison, Esq.
        Shearman & Sterling LLP